Mail Stop 3628

August 18, 2009

Via U.S. Mail

Mr. John M. Lowber
Chief Financial Officer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

      Re: **General Communication, Inc.**
                Schedule TO-I
                Filed on August 6, 2009
                File No. 005-38452

Dear Mr. Lowber:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The letter of transmittal and other exhibits suggest that you may have disseminated the offering materials solely via e-mail. If so, please provide your analysis as to how this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications.

Determination of Validity…, page 25

2.   You state that your determinations as to the validity and acceptance of all tenders will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction. Similar language appears in Section 5 regarding withdrawals, in your letter of transmittal, and in Section 7 of the offering document relating to conditions of the offer.

Conditions of the Offer, page 28

3.   You refer in the first and second listed conditions to "threatened" litigation. A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

Certain Financial Information, page 35

4.   The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A. This revised disclosure must be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Extension of Offer; Termination; Amendment, page 41

5.   In the second bullet point in the fifth paragraph of this section, you state that you will extend the offer as necessary to ensure that at least 10 business days remain in the offer following a change in the type of options eligible to be tendered. Please advise how you determined that expanding the scope of the offer in this manner would not constitute a new offer requiring that the offer remain open for at least 20 business days following the change. See Rule 14e-1(a).

6.   In the third bullet point in this paragraph, you state that you will extend the offer as necessary to ensure that at least 10 business days remain in the offer following any increase in eligible options which in turn causes the number of shares underlying eligible options to increase by more than 10%. This disclosure implies that, following a lesser increase, the offer might not remain open for a full 10 business days. Please tell us how you intend to comply with Rule 14e-1(b) in

the event that you increase the percentage of the class of options being sought, and revise your disclosure as appropriate.

Forward-Looking Statements, page 43

7.   Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

                                                Sincerely,

                                                David L. Orlic
                                                Attorney-Advisor
                                                Office of Mergers and Acquisitions

cc: Via facsimile: (303) 298-0940
        Steven D. Miller, Esq.
        Sherman & Howard L.L.C.